SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HOSPITALITY PROPERTIES TRUST

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

3.80% CONVERTIBLE SENIOR NOTES DUE 2027

(Title of Class of Securities)

44106MAK8 and 44106MAJ1

(CUSIP Number of Class of Securities)

John G. Murray

President and Chief Operating Officer

Hospitality Properties Trust

400 Centre Street

Newton, Massachusetts 02458

(617) 964-8389

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alexander A. Notopoulos, Jr., Esq.

Sullivan & Worcester LLP

One Post Office Square

Boston, Massachusetts 02109

(617) 338-2800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$265,504,538	$18,930.48

*                                         Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $264,750,000 principal amount of 3.80% Convertible Senior Notes due 2027 plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. #4 for Fiscal Year 2010, issued on December 17, 2009, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,930.48

Form or Registration No.: Schedule TO-I, File No. 005-44389

Filing Party: Hospitality Properties Trust

Date Filed: March 15, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on March 15, 2010 by Hospitality Properties Trust (the “Company”) in connection with its offer to purchase for cash any and all of its outstanding 3.80% Convertible Senior Notes due 2027 (the “Notes”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 2010 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).  This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

All capitalized terms used in this Amendment No. 1 but not defined have the meanings ascribed to them in the Offer to Purchase.

All of the information set forth in the Offer to Purchase and the Letter of Transmittal is expressly incorporated by reference herein in answer to all items in this Amendment No. 1, and as more particularly set forth below.

ITEMS 1, 4 AND 11.

These items in the Schedule TO and the information in the Offer to Purchase are amended and supplemented by adding the following:

The Offer expired at midnight, New York City time, on April 9, 2010. The Company has been advised by the Depositary that $139,110,000 aggregate principal amount of the Notes were validly tendered and not validly withdrawn prior to the expiration of the Offer.  Such amount represented 52.5% of the Notes outstanding prior to the expiration of the Offer.  In accordance with the terms of the Offer, the Company accepted for payment all Notes that were validly tendered and not validly withdrawn, and payment for such Notes will be made promptly in accordance with the terms of the Offer, which is expected to be on or around April 13, 2010.

Pursuant to the terms of the Offer, all Notes not tendered in the Offer will remain outstanding, and the terms and other provisions contained in the indenture governing the Notes will remain unchanged.

On April 12, 2010, the Company issued a press release announcing the final results of the Offer. A copy of the press release is filed as Exhibit (a)(5)(ii) to this Amendment No. 1 and is incorporated herein by reference.

ITEM 12.               EXHIBITS.

Item 12 of the Schedule TO is amended and restated as follows:

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated March 15, 2010.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)*	Press Release issued by the Company on March 15, 2010.

(a)(5)(ii)**	Press Release issued by the Company on April 12, 2010.

(b)(1)

Amended and Restated Credit Agreement, dated as of May 23, 2005, among the Company, Wachovia Bank, National Association, as Agent, and the additional agents, arrangers and financial institutions initially a signatory thereto. (Incorporated by reference to the Company’s Current Report on Form 8-K dated May 23, 2005.)

(b)(2)

First Amendment to Amended and Restated Credit Agreement, dated as of August 22, 2006, among the Company, Wachovia Bank, National Association, as Agent, and the additional agents, arrangers and financial institutions signatory thereto. (Incorporated by reference to the Company’s Current Report on Form 8-K dated August 22, 2006.)

(b)(3)

Second Amendment to Amended and Restated Credit Agreement, dated as of January 12, 2007, among the Company, Wachovia Bank, National Association, as Agent, and the additional agents, arrangers and financial institutions signatory thereto. (Incorporated by reference to the Company’s Current Report on Form 8-K dated January 22, 2007.)

(d)(1)

Indenture, dated as of February 25, 1998, between the Company and State Street Bank and Trust Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.)

(d)(2)

Supplemental Indenture No. 10, dated as of March 7, 2007, between the Company and U.S. Bank National Association, relating to the Company’s 3.80% Convertible Senior Notes due 2027, including form thereof. (Incorporated by reference to the Company’s Current Report on Form 8-K dated March 7, 2007.)

(d)(3)	The Company’s 1995 Incentive Share Award Plan. (Incorporated by reference to the Company’s Registration Statement on Form S-11 (File No. 33-92330).)

(d)(4)	Amendment to the Company’s 1995 Incentive Share Award Plan effective as of May 30, 2003. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.)

(d)(5)	The Company’s 2003 Incentive Share Award Plan effective as of May 30, 2003. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.)

(d)(6)	Form of Restricted Share Agreement. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.)

(d)(7)

Renewed Rights Agreement, dated as of May 15, 2007, between the Company and Wells Fargo Bank, National Association, as Rights Agent. (Incorporated by reference to the Company’s Current Report on Form 8-K dated May 16, 2007.)

(g)	None.

(h)	None.

*   Previously filed with the Schedule TO.

** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

HOSPITALITY PROPERTIES TRUST

	By:	/s/ Mark L. Kleifges
	Name:	Mark L. Kleifges
	Title:	Chief Financial Officer and Treasurer

Date: April 12, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated March 15, 2010.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)*	Press Release issued by the Company on March 15, 2010.

(a)(5)(ii)**	Press Release issued by the Company on April 12, 2010.

(b)(1)

Amended and Restated Credit Agreement, dated as of May 23, 2005, among the Company, Wachovia Bank, National Association, as Agent, and the additional agents, arrangers and financial institutions initially a signatory thereto. (Incorporated by reference to the Company’s Current Report on Form 8-K dated May 23, 2005.)

(b)(2)

First Amendment to Amended and Restated Credit Agreement, dated as of August 22, 2006, among the Company, Wachovia Bank, National Association, as Agent, and the additional agents, arrangers and financial institutions signatory thereto. (Incorporated by reference to the Company’s Current Report on Form 8-K dated August 22, 2006.)

(b)(3)

Second Amendment to Amended and Restated Credit Agreement, dated as of January 12, 2007, among the Company, Wachovia Bank, National Association, as Agent, and the additional agents, arrangers and financial institutions signatory thereto. (Incorporated by reference to the Company’s Current Report on Form 8-K dated January 22, 2007.)

(d)(1)

Indenture, dated as of February 25, 1998, between the Company and State Street Bank and Trust Company. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.)

(d)(2)

Supplemental Indenture No. 10, dated as of March 7, 2007, between the Company and U.S. Bank National Association, relating to the Company’s 3.80% Convertible Senior Notes due 2027, including form thereof. (Incorporated by reference to the Company’s Current Report on Form 8-K dated March 7, 2007.)

(d)(3)	The Company’s 1995 Incentive Share Award Plan. (Incorporated by reference to the Company’s Registration Statement on Form S-11 (File No. 33-92330).)

(d)(4)	Amendment to the Company’s 1995 Incentive Share Award Plan effective as of May 30, 2003. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.)

(d)(5)	The Company’s 2003 Incentive Share Award Plan effective as of May 30, 2003. (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.)

(d)(6)	Form of Restricted Share Agreement. (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.)

(d)(7)	Renewed Rights Agreement, dated as of May 15, 2007, between the Company and Wells Fargo

Bank, National Association, as Rights Agent. (Incorporated by reference to the Company’s Current Report on Form 8-K dated May 16, 2007.)

(g)	None.

(h)	None.

* Previously filed with the Schedule TO.

** Filed herewith.